

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Via E-mail
E. James Ferland
President and Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

> **Re:** **Babcock & Wilcox Enterprises, Inc.**
> **Form 10-12B**
> **Filed March 16, 2015**
> **File No. 001-36876**

Dear Mr. Ferland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the NYSE that the company's listing application has been approved.

2.   We note that you intend to file by amendment certain exhibits, including the company's organizational documents and the material agreements related to the spin-off. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the "Form of."

3.   We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including Security Ownership of Certain

Beneficial Owners and Management, information regarding composition of certain board committees and Description of Capital Stock. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

Exhibit 99.1 Information Statement

General

4.   We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blank spaces. Please complete the blank portions of the information statement with your next amendment, or as soon as practicable. We may have further comment.

Questions and Answers About the Spin-Off, page 1

How will fractional shares be treated in the spin-off?, page 2
Treatment of Fractional Shares, page 35

5.   Please advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of the company or Babcock & Wilcox Company.

What are the U.S. federal income tax consequences . . .?, page 2
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 38

6.   Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution, and whether the Board has any current intention to waive the tax opinion as a condition to the spin-off.

7.   Whether the disclosure in the registration statement serves as the tax opinion or whether you intend to file a "long-form" tax opinion as exhibit 8, the opinion must be stated clearly, unequivocally, and be consistent with the exhibit. To this end, please remove the disclosure in the first paragraph on page 39 that you will receive an "opinion from counsel substantially to the effect that" and the language in the sentence above the bullets on page 39 that "assuming the spin-off and such related transactions meet the condition described above." The conclusions in these sections should be expressed clearly as the opinion of counsel.

8.   If this section serves as a tax opinion, please remove the disclosure that this section is for general information only.

What are the conditions to the spin-off?, page 3

9.   Please revise to briefly state here, with more detail later in the document, any known potential circumstances under which the distribution would be abandoned.

Will New B&W incur any debt prior to or at the time of the spin-off?, page 3

10.   We note that the company intends to enter into a new revolving credit facility prior to or at the time of the spin-off. Please file such agreement as an exhibit to the registration statement on Form 10.

Risk Factors, page 13

We conduct a portion of our operations through joint venture entities, over which we may have limited ability to influence, page 20

11.   Please disclose the percentage of your business conducted in this fashion.

Our international operations are subject to political, economic and other uncertainties not generally encountered in our domestic operations, page 22

12.   Please disclose the percentage of your revenue derived from international operations.

We will be subject to continuing contingent liabilities of the Company following the spin-off, page 25

13.   Other than the tax matters described, please discuss the other significant areas in which you may become liable for the obligations of Babcock & Wilcox Company.

The Spin-Off, page 32

General, page 32

14.   Please disclose how you calculated and determined the distribution amount.

Reasons for the Spin-Off, page 32

15.   Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Babcock & Wilcox Company's board to approve the separation of the power generation business from Babcock & Wilcox Company's remaining segments and recommend that the company be spun-off as a stand-alone public company.

16.   Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company. We note for instance the potential for higher

borrowing costs and loss of joint purchasing power. Please also expand upon some of the negative factors listed on page 33 by providing additional context.

Spin-Off Conditions and Terminations, page 38

17.   Please describe the progress to date towards the completion of regulatory review by the Nuclear Regulatory Commission.

Capitalization, page 41

18.   Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Management's Discussion and Analysis, page 45

19.   In light of your 17% decrease in revenues from 2013 to 2014, please discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. An overview discussion of such known material trends and uncertainties could assist in evaluating the likelihood that past performance is indicative of future performance. For example, to the extent that any significant projects, including the completion of any significant projects, are reasonably expected to have a material impact on either your consolidated or segment results of operations, please address in your discussion. In this regard, we note that a portion of the 33.8% decrease in the revenues of your Global Power segment is attributable to projects related to previously enacted environmental rules and regulations nearing completion. Refer to Sections 501.01, 501.02 and 501.04 of the SEC's Codification of Financial Reporting Policies, Item 303 of Regulation S-K, and SEC Release No. 33-8350 for guidance.

20.   Please expand your discussion of gross profit to address the factors that resulted in significant changes to gross profit as a percentage of revenues. For example, we note that gross profit as a percentage of revenues decreased from 31.6% in 2013 to 10.3% in 2014 for the Nuclear Energy segment.

21.   Given that the foreign rate differential line item in your income tax rate reconciliation on page F-24 has been a significant reconciling item, please provide a discussion of any foreign jurisdictions that materially impact your effective tax rate. Your discussion related to the jurisdiction should address differences between the statutory and effective tax rates, volatility in income/(loss) before income tax expense, management's expectations for the region, and any other information to help readers better understand the impact of such jurisdiction on the consolidated effective tax rate.

22.   In regards to your restructuring activities, please disclose the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

Liquidity and Capital Resources, page 57

23.   Following the spin-off, your primary sources of cash will be cash on hand provided from operating activities and amounts anticipated to be available under your new revolving credit facility. Please address your consideration of the fact that you recorded net cash used rather than provided by operating activities during 2014 and 2013 in making this determination. Please also disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. Refer to Items 303(a)(1) and (2) of Regulation S-K.

24.   Given that changes in contracts in progress and advance billings on contracts appear to be materially impacting your operating cash flows in a given period and the amount of contracts in progress as well as accounts receivables has increased from December 31, 2013 to December 31, 2014 though there has been a decline in revenues, please expand your disclosures to address the following:
   • quantify the days sales outstanding for the periods presented and provide an analysis for significant fluctuations therein;
   • address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, or changes in the frequency/materiality of customer disagreements; and
   • address any disagreements with customers that may impact your ability to bill unbilled amounts, or any other known contracts/factors that materially impact the recoverability of this asset.

Backlog, page 67

25.   To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Please also disclose the amount of backlog not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Governmental Regulations and Environmental Matters, page 70

26.   Please supplement your disclosure in this section to clarify whether your operations and properties are currently in compliance with all relevant permits, licenses and certifications.

Description of Capital Stock, page 123

27.   We note that the summary of the material terms of the company's capital stock is qualified by reference to the "relevant provisions of Delaware law." You may not qualify disclosure by reference to information outside the information statement. Refer to rule 12b-23 under the Exchange Act. Please revise.

Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-9

28.   Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenue generated, payroll and fixed assets; however, it is not clear what specific allocation method was used for each significant cost. Refer to SAB Topic 1:B.1.

29.   Please address what consideration you gave to SAB Topic 1:B.4 in regards to interest expense. In this regard, it appears that long-term debt was used to fund the acquisition of MEGTEC; however, there is only $3.2 million of long-term debt reflected on your combined balance sheet.

30.   The expenses reflected in the combined statements of operations may not be indicative of the actual expenses that would have been incurred had B&W PGG been operating as an independent public company for the periods presented. Please disclose management's estimates of what the expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Contracts and Revenue Recognition, page F-11

31.   Please provide the disclosures required by ASC 605-35-50-6 through 50-8 related to your accounting for claims and unapproved change orders.

32.   Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get

the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

33.   In addition to the contract loss recorded related to the Berlin Station project, please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Note 5 – Income Taxes, page F-22

34.   Please fully explain to us the changes in events and circumstances during 2014 which caused the manufacturing deduction line item in your rate reconciliation to change from a (.3)% impact to a 7.6% impact on the tax provision.

Note 7 – Pension Plans and Postretirement Benefits, page F-26

35.   You present a table on page F-28 which shows the net actuarial loss (gain) amount broken down by the affected combined statements of operations line items. Please further clarify in your disclosure why the total of these amounts would not correspond to the recognized net actuarial loss (gain) amount presented in the table at the top of F-28 which shows the components of net periodic benefit cost. For example for 2014, the recognized net actuarial loss (gain) is $108,854 in the table showing the components of net periodic benefit cost and the total of the table showing the components by line item is $111,101.

Note 10 – Commitments and Contingencies

Investigations and Litigation

Berlin Station, page F-36

36.   In regards to the Berlin Station project, you have made provisions for Delay Liquidated Damages called to date against the letters of credit. It is not clear whether there is at least a reasonable possibility that a loss exceeding the amount already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Given that it appears that the disputes related to this project appear to be related to claims, please tell us how you have recorded revenue related to this project including the corresponding claim amounts pursuant to ASC 605-35-25-31.

Note 16 – Segment Information, page F-42

37.   Please help us better understand how you determined that gross profit is the appropriate
        segment profit amount to present. In this regard, we note that your parent company, the
        Babcock & Wilcox Company, presents operating profit for each segment as their measure
        of segment profit or loss. Refer to ASC 280-10-50-27 and 50-28. Please also provide the
        disclosures called for by ASC 280-10-50-29.

Pro Forma Combined Financial Statements, page F-45

38.   As discussed beginning on page 74, you will enter into multiple agreements with the
        Babcock & Wilcox Company in connection with the spin-off. These agreements include
        a transition services agreement as well as an employee matters agreement which will
        address the treatment of stock options, restricted stock units, deferred stock units and
        performance shares for which there will be replacement incentive awards. Please
        disclose what consideration you gave to reflecting the impact of the transition services
        agreement as well as any other agreements entered into in regards to the separation from
        the Babcock & Wilcox Company in your pro forma financial statements pursuant to Rule
        11-02(b)(6) of Regulation S-X.

39.   Rule 11-02(c)(1)(i) of Regulation S-X states that pro forma condensed statements of
        income shall be filed for only the most recent fiscal year and for the period from the most
        recent fiscal year end to the most recent interim date for which a balance sheet is
        required. In this regard, please help us understand how you determined that you should
        provide pro forma combined statements of operations for each of the three years ended
        December 31, 2014.

40.   Please present pro forma basic and diluted earnings per share information. In a note to
        the pro forma financial information, please clearly disclose how you are arriving at the
        number of weighted average shares to use in computing your pro forma earnings per
        share amounts. Please include a reconciliation between the pro forma weighted average
        shares used in computing basic and diluted EPS. Please also disclose any shares not
        included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

41.   Please provide us with a quantified reconciliation between the 35% statutory tax rate and
        the 2014 pro forma 75% effective tax rate that you are showing on page F-48.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Charles T. Haag (*via e-mail*)
       Jones Day